Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Apr. 3,	Mar. 28,
(Thousands, except per share amounts)	2015	2014
Basic:
Average shares outstanding	20,144	20,604
Net Income	$9,629	$7,331
Per share amount	$0.48	$0.36

Diluted:
Average shares outstanding	20,144	20,604
Dilutive stock securities based on the treasury stock method using average market price	303	358
Totals	20,447	20,962
Net Income	$9,629	$7,331
Per share amount	$0.47	$0.35

Stock appreciation rights with exercise prices in excess of the average market price of common shares totaling 486,000 for the quarter ended April 3, 2015 and 329,000 for the quarter ended March 28, 2014 were excluded from the dilution calculation as their effect would have been anti-dilutive.